FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 5, 2012 of Diana Containerships Inc. (the "Company") announcing that the Company took delivery of the Panamax container vessel, m/v "APL Spinel" and that the Company has completed the drawdown of an additional US$8.8 million under the previously announced revolving credit facility of up to US$100 million with The Royal Bank of Scotland plc.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-179636) filed on February 23, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 6, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES THE DELIVERY
OF A PANAMAX CONTAINER VESSEL, THE APL SPINEL,
 AND
THE DRAWDOWN OF AN ADDITIONAL US$8.8  MILLION FROM THE REVOLVING CREDIT FACILITY WITH RBS

ATHENS, GREECE, March 5, 2012 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today announced that the Company took delivery of the Panamax container vessel, m/v "APL Spinel", a 1996-built vessel of approximately 4,750 TEU capacity, on Thursday, March 1, 2012.

As previously announced, the APL Spinel is chartered to APL (Bermuda) Ltd., or to a guaranteed nominee or to another entity of the NOL Group with similar or better net worth than APL (Bermuda) Ltd. for a period of minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of US$24,750.  The charterer has the option to employ the vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of US$24,750 starting twenty-four (24) months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of US$28,000 starting thirty-six (36) months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than twenty (20) months for the first option and thirty-two (32) months for the second option after the delivery date to the charterer. Daily rates include a total commission of 2% paid to third parties and Diana Shipping Services S.A.

The employment of the vessel is anticipated to generate approximately US$16.7 million of revenues for the minimum agreed period of the charter.

Separately, Diana Containerships Inc. also announced today that it has completed the drawdown of an additional US$8.8 million under the previously announced revolving credit facility of up to US$100 million with The Royal Bank of Scotland plc, which may be increased to US$150 million subject to further syndication. With the drawdown announced today, Diana Containerships Inc. has completed the drawdown of a total of US$92.7 million under the above mentioned revolving credit facility.

Including the newly delivered APL Spinel, the Diana Containerships Inc. fleet currently consists of 9 Panamax container vessels. A table describing the current Diana Containerships Inc. fleet can be found on the Company's website, www.dcontainerships.com. Information included on the Company's website does not constitute a part of this press release.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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